

June 29, 2010

A. Greig Woodring
President and Chief Executive Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017

Re: Reinsurance Group of America, Incorporated
Form 10-K for the Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-11848
DEF14 A
Filed April 8, 2010
File No. 001-11848

Dear Mr. Woodring:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director